SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                                drkoop.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   262098106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Joseph P. Wynne
                         Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 19 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262098106               SCHEDULE 13D                Page 2 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,908,547
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,908,547
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,908,547
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 262098106               SCHEDULE 13D                Page 3 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Company, Inc. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,908,547
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,908,547
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,908,547
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 262098106               SCHEDULE 13D                Page 4 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Venture Partners LP (13-4124841)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            26,883,924
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        26,883,924
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,883,924
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 262098106               SCHEDULE 13D                Page 5 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Management LLC (06-1588640)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            26,883,924
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        26,883,924
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      26,883,924
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      34.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 262098106               SCHEDULE 13D                Page 6 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,061,221
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            34,792,471
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,061,221
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        34,792,471
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      36,853,692
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 262098106               SCHEDULE 13D                Page 7 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        14,187,500
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,714,286
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               14,187,500
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,714,286
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,901,786
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      28.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 262098106               SCHEDULE 13D                Page 8 of 19 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      RMC Capital, LLC (58-2391586)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Georgia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,714,286
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,714,286
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,714,286
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 19 pages

Item 1.     Security and Issuer.

      This statement relates to the common stock, par value $.001 per share ("Common Stock") of drkoop.com, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 225 Arizona Avenue, Suite 250, Santa Monica, California 90401.

Item 2.     Identity and Background.

      This statement is filed jointly by Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is venture capital and merchant banking, Commonwealth Associates Management Company, Inc. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Venture Partners, LP ("ComVest") a limited partnership organized under the laws of Delaware whose principal business is investing in securities, ComVest Management, LLC ("ComVest Management"), a limited liability company organized under the laws of Delaware whose principal business is investing in securities, RMC Capital, LLC ("RMC"), a limited liability company organized under the laws of Georgia whose principal business is investing in securities, Michael S. Falk ("Falk") and Robert Priddy ("Priddy"). Commonwealth, CAMC, ComVest, ComVest Management, RMC, Falk and Priddy are the "Reporting Persons."

      Priddy, and Keith Rosenbloom are directors, and Falk is Chairman, of CAMC. Mr. Falk is also the principal stockholder of CAMC. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer. ComVest Management is the general partner of ComVest. The managers of ComVest Management are Priddy, Falk and Keith Rosenbloom, and ComVest Management is wholly-owned by CAMC. The managers of RMC (the "RMC Managers") are Priddy, Kikie Priddy, Shanon Acks and Michael Acks. Mr. Priddy is also the Chairman and principal member of RMC. Michael Acks is the President of RMC.

      All of the individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than the RMC Managers and RMC, is 830 Third Avenue, New York, New York 10022. The business address for the RMC Managers and RMC is RMC Capital, LLC, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067.

      During the last five years, none of the individuals or entities identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                                                             Page 10 of 19 pages

Item 3.     Source and Amount of Funds or Other Consideration.

      On June 23, 2000, ComVest and Commonwealth entered into a Bridge Loan Agreement with the Issuer pursuant to which ComVest and Commonwealth loaned the Issuer $1,200,000 and $300,000 respectively. In connection with this financing, the Issuer granted ComVest and Commonwealth five-year warrants to purchase 6,856,974 and 1,714,607 shares of Common Stock, respectively, at a price of $0.35 per share (the "Bridge Warrants"). Commonwealth subsequently transferred its interest in the loans it made under the Bridge Loan Agreement, together with its Bridge Warrants, to ComVest as a capital contribution.

      On July 19, 2000, ComVest entered into a $3,000,000 Line of Credit Agreement, and on August 14, 2000 loaned the Issuer $400,000 under such agreement. In connection with entering into the Line of Credit Agreement, the Issuer granted ComVest five-year warrants to purchase 5,357,011 shares of Common Stock at a price of $ 0.35 per share (the "Line of Credit Warrants"), and upon the $400,000 advance, the Issuer granted ComVest Line of Credit Warrants to purchase an additional 857,122 shares of Common Stock.

      On August 22, 2000 (with a subsequent smaller closing on August 29, 2000), the Issuer sold units at a price of $100,000 per unit, each unit consisting of 10,000 shares of Series D 8% Convertible Preferred Stock ("D Preferred Stock") in a private placement (the "2000 Placement"). Each share of D Preferred Stock is convertible into approximately 28.57 shares of Common Stock at the holder's option (subject to certain limitations) and on the occurrence of specified events. Commonwealth acted as placement agent to the Issuer in connection with the 2000 Placement pursuant to a Placement Agency Agreement dated June 23, 2000, as amended (the "Agency Agreement").

      As compensation for services rendered to the Issuer in connection with the 2000 Placement, Commonwealth was issued five-year warrants to purchase Common Stock at a price of $0.35 per share (the "2000 Agents Warrants"). Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Messrs. Falk, Rosenbloom and Wynne. Commonwealth disclaims beneficial ownership of the 2000 Agents Warrants it distributed to other persons, including the Reporting Persons.

      ComVest, Falk, Wynne and RMC were investors in the 2000 Placement. ComVest purchased 150,000 shares of D Preferred Stock in the 2000 Placement for an aggregate consideration consisting of the $1,500,000 of loans made under the Bridge Loan Agreement. Falk invested $250,000 in the 2000 Placement for which he received 25,000 shares of D Preferred Stock, Wynne invested $5,000 in the 2000 Placement for which he received 500 shares of D Preferred Stock, and RMC invested $2,000,000 in 2000 the Placement for which it received 200,000 shares of D Preferred Stock. The sources of the funds for the purchases by ComVest and RMC were the respective working capital of such entities, and the source of the funds for the purchases by Falk and Wynne were their respective personal funds.

                                                             Page 11 of 19 pages

      On August 20, 2001 (with subsequent smaller closings on August 29, 2001 and in September 2001), the Issuer sold units at a price of $100,000 per unit, each unit consisting of 10,000 shares of Series E 8% Convertible Preferred Stock ("E Preferred Stock") in a private placement (the "2001 Placement"). Each share of E Preferred Stock is convertible into 125 shares of Common Stock at the holder's option and on the occurrence of specified events. Commonwealth acted as placement agent to the Issuer in connection with the 2001 Placement pursuant to a Placement Agency Agreement dated July 27, 2001.

      As compensation for services rendered to the Issuer in connection with the 2001 Placement, Commonwealth was issued seven-year warrants to purchase 36,000 shares of E Preferred Stock at a price of $10.00 per share (the "2001 Agents Warrants").

      Priddy and ComVest were investors in the 2001 Placement. ComVest invested $625,000 in the 2001 Placement for which it received 62,500 shares of E Preferred Stock and Priddy invested $1,135,000 in the 2001 Placement for which he received 113,500 shares of E Preferred Stock. The source of the funds for the purchase by ComVest was its working capital, and the source of the funds for the purchase by Priddy was his personal funds.

Item 4.     Purpose of Transaction.

      The 2000 Agents Warrants and 2001 Agents Warrants were acquired as compensation for services rendered to the Issuer, solely for investment purposes and not for the purpose of acquiring control of the Issuer. The D Preferred Stock, E Preferred Stock, Bridge Warrants and Line of Credit Warrants were acquired to make a profitable investment and not for the purpose of acquiring control of the Issuer.

      Pursuant to the Agency Agreement, the Issuer agreed that upon the initial closing of the 2000 Placement, its board of directors would consist of seven directors, which would include two directors designated by Commonwealth and two directors designated by the investors in the Placement as a class, which class includes Falk and RMC. Pursuant to these provisions, Joseph P. Wynne was appointed a director of the Issuer. Under the Agency Agreement, the Issuer is required to maintain such composition in its board of directors as long as at least 400,000 shares of D Preferred Stock are outstanding. To enforce these provisions of the Agency Agreement, the directors and officers of the Issuer granted Commonwealth a proxy to vote their shares of Common Stock for the election of the directors designated by Commonwealth and the investors in the 2000 Placement.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

                                                             Page 12 of 19 pages

Item 5.     Interest in Securities of the Issuer.

      (a) Commonwealth may be deemed to be the beneficial owner of an aggregate of 7,908,547 shares of Common Stock, representing approximately 13.5% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the exercise of the 2000 Agents Warrants and 2001 Agents Warrants owned by Commonwealth.

      CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 7,908,547 shares of Common Stock, representing approximately 13.5% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      ComVest may be deemed to be the beneficial owner of an aggregate of 26,883,924 shares of Common Stock, representing approximately 34.7% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 8,571,581 shares of Common Stock upon exercise of the Bridge Warrants, (ii) 6,214,133 shares of Common Stock upon exercise of the Line of Credit Warrants, (iii) 4,285,710 shares of Common Stock upon conversion of D Preferred Stock, and (iv) 7,812,500 shares of Common Stock upon conversion of E Preferred Stock.

      ComVest Management, as the general partner of ComVest, may be deemed to beneficially own the 26,883,924 shares of Common Stock, representing approximately 34.7% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by ComVest.

      Mr. Falk may be deemed to be the beneficial owner of an aggregate of 36,853,692 shares of Common Stock, representing approximately 42.2% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 7,908,547 and 26,883,924 shares beneficially owned respectively by Commonwealth and ComVest, which Mr. Falk may be deemed to beneficially own, Falk may be deemed to beneficially own an additional 2,061,221 shares of Common Stock, representing the right to acquire (i) 714,286 shares of Common Stock issuable upon the conversion of D Preferred Stock, and (ii) 1,346,935 shares of Common Stock issuable upon exercise of 2000 Agents Warrants (distributed to him by Commonwealth). In his capacity as Chairman and controlling equity owner of CAMC, which is the general partner of, and owner of all the interests in, ComVest Management (the general partner of ComVest), Mr. Falk may be deemed to share indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      RMC may be deemed to be the beneficial owner of 5,714,286 shares of Common Stock, representing approximately 14.1% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the conversion of D Preferred Stock.

      Priddy may be deemed to be the beneficial owner of 19,901,786 shares of Common Stock, representing approximately 28.2% of the issued and outstanding shares of Common Stock of the Issuer, which includes (i) the 5,714,286 shares of Common Stock beneficially owned by

                                                             Page 13 of 19 pages

RMC, of which Priddy is a manager and principal member of, and (ii) 14,187,500 shares of Common Stock issuable upon conversion of shares of E Preferred Stock.

      Keith Rosenbloom may be deemed to be the beneficial owner of 159,792 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire such shares of Common Stock upon exercise of the 2000 Agents Warrants, (distributed to him by Commonwealth).

      Joseph Wynne may be deemed to beneficially own 94,794 shares of Common Stock, representing less than one percent of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 14,286 shares of Common Stock issuable upon the conversion of D Preferred Stock, and
(ii) 80,508 shares of Common Stock issuable upon exercise of 2000 Agents Warrants (distributed to him by Commonwealth).

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

      Name                          Number of Shares
      ----                          ----------------
      Michael S. Falk               2,061,221 shares
      Keith Rosenbloom               159, 792 shares
      Joseph Wynne                     94,794 shares

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (i) Commonwealth, CAMC and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 7,908,547 shares of Common Stock beneficially held by Commonwealth.

      (ii) ComVest, ComVest Management and Mr. Falk may be deemed to share such voting and disposition powers with respect to the 26,883,924 shares of Common Stock beneficially held by ComVest.

      (iii) RMC and Priddy may be deemed to share such voting and disposition powers with respect to the 5,714,286 shares of Common Stock beneficially held by RMC.

      (c) As more fully described above, the 2001 Warrants were acquired on August 20, 2001, and the E Preferred Stock was acquired on August 20, 2001 and August 29, 2001.

      (d) Not applicable.

      (e) Not applicable.

                                                             Page 14 of 19 pages

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      As described more fully in Item 4 above, Commonwealth and the Issuer entered into the Agency Agreement, which requires certain persons to be elected to the Issuer's board of directors.

Item 7.     Material to be Filed as Exhibits.

      (i) Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

                                                             Page 15 of 19 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 17, 2001            Commonwealth Associates, L.P.

                                          By: Commonwealth Associates
                                          Management Company, Inc., its general
                                          partner


                                          By: /s/ Joseph P. Wynne
                                              ----------------------------------
                                          Name: Joseph P. Wynne
                                          Title: Chief Financial Officer

Dated:September 17, 2001            Commonwealth Associates Management Company,
                                    Inc.


                                    By: /s/ Joseph P. Wynne
                                        ----------------------------------------
                                    Name: Joseph P. Wynne
                                    Title: Chief Financial Officer

Dated:September 17, 2001            ComVest Venture Partners, LP

                                          By: ComVest Management, LLC, its
                                          general partner


                                          By: /s/ Michael S. Falk
                                              ----------------------------------
                                          Name: Michael S. Falk
                                          Title: Manager

Dated:September 17, 2001            ComVest Management, LLC


                                    By: /s/ Michael S. Falk
                                        ----------------------------------------
                                    Name: Michael S. Falk
                                    Title: Manager

Dated:September 17, 2001            RMC Capital, LLC


                                    By: /s/ Robert Priddy
                                        ----------------------------------------
                                        Name: Robert Priddy
                                        Title: Manager

                                                             Page 16 of 19 pages

Dated: September 17, 2001           /s/ Michael S. Falk
                                    --------------------------------------------
                                        Michael S. Falk


Dated: September 17, 2001           /s/ Robert Priddy
                                    --------------------------------------------
                                        Robert Priddy

                                                             Page 17 of 19 pages

                                  EXHIBIT INDEX

1.    Joint Filing Agreement

                                                             Page 18 of 19 pages

                             JOINT FILING AGREEMENT

      The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of drkoop.com, Inc., and hereby affirm that this Schedule 13D is being filed on behalf of each of the undersigned.

Dated:September 17, 2001            Commonwealth Associates, L.P.

                                          By: Commonwealth Associates
                                          Management Company, Inc., its general
                                          partner


                                          By: /s/ Joseph P. Wynne
                                             -----------------------------------
                                          Name: Joseph P. Wynne
                                          Title: Chief Financial Officer

Dated:September 17, 2001            Commonwealth Associates Management Company,
                                    Inc.


                                    By: /s/ Joseph P. Wynne
                                       -----------------------------------------
                                    Name: Joseph P. Wynne
                                    Title: Chief Financial Officer

Dated:September 17, 2001            ComVest Venture Partners, LP

                                          By: ComVest Management, LLC, its
                                          general partner


                                          By: /s/ Michael S. Falk
                                             -----------------------------------
                                          Name: Michael S. Falk
                                          Title: Manager

Dated:September 17, 2001            ComVest Management, LLC


                                    By: /s/ Michael S. Falk
                                        ----------------------------------------
                                        Name: Michael S. Falk
                                        Title: Manager

Dated:September 17, 2001            RMC Capital, LLC


                                    By: /s/ Robert Priddy
                                        ----------------------------------------
                                        Name: Robert Priddy
                                        Title: Manager

                                                             Page 19 of 19 pages

Dated: September 17, 2001              /s/ Michael S. Falk
                                       -----------------------------------------
                                           Michael S. Falk


Dated: September 17, 2001              /s/ Robert Priddy
                                       -----------------------------------------
                                           Robert Priddy